UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2008
Commission File Number: 33-99284

STENA AB (PUBL)
(Translation of registrant's name into English)

MASTHUGGSKAJEN, SE-405 19 GOTHENBURG, SWEDEN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F............X	Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        .......................

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:        Yes........................        No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .…………............

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 29, 2008		Stena AB (publ)

By:
		Name:	Staffan Hultgren
		Title:	Director of Business Administration and Principal Financial Officer

Stena AB and Consolidated Subsidiaries

Forward-looking statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Some of these statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "project," "plan," "predict," "will" and similar expressions and include references to assumptions that management believes are reasonable and relate to the future prospects, developments and business strategies. Such statements reflect the current views and assumptions with respect to future events and are subject to risks and uncertainties.

As of January 1, 2008 the Company complies with International Reporting Standards (“IFRS”). The effects of the new accounting principles have been described in our 2007 Annual Report filed with the SEC.

Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause the actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:
-	changes in general economic and business conditions;
-	unanticipated changes in laws and regulations;
-	changes in currency exchange rates and interest rates;
-	risks incident to vessel operations, including discharge of pollutants;
-	introduction of competing products and services by other companies;
-	changes in trading or travel patterns;
-	increases of costs of operations or the inability to meet efficiency or cost reduction objectives;
-	changes in business strategy; and
-	other risk factors listed in the reports furnished to the Securities and Exchange Commission from time to time.

           The Company does not intend, and undertakes no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. The actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

Table of Contents	Page

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Condensed Consolidated Income Statements for the three month periods ended June 30, 2007 and June 30, 2008	3

Condensed Consolidated Income Statements for the six month periods ended June 30, 2007 and June 30, 2008	4

Condensed Consolidated Balance Sheets as of December 31, 2007 and June 30, 2008	5

Condensed Consolidated Statements of Cash Flow for the six month periods ended June 30, 2007 and June 30, 2008	6

Notes to Condensed Consolidated Financial Statements	7 - 8

OPERATING AND FINANCIAL REVIEW	9 - 20

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP	21 - 25

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

	Three month periods ended
	June 30, 2007	June 30, 2008
	SEK	SEK	$
		(in millions)
Revenues:
Ferry operations	2,538	2,690	447
Drilling	916	1,267	210
Shipping	1,004	1,072	178
Property	494	518	86
New Businesses	571	710	118
Other	-	-	-
Total revenues	5,523	6,257	1,039

Net valuation on investment properties	(77)	(41)	(7)
Net gain on sales of assets	12	167	28
Total other income	(65)	126	21

Direct operating expenses:
Ferry operations	(1,670)	(1,874)	(311)
Drilling	(418)	(471)	(78)
Shipping	(775)	(829)	(138)
Property	(194)	(179)	(30)
New Businesses	(460)	(564)	(94)
Other	(2)	(3)	-
Total direct operating expenses	(3,519)	(3.920)	(651)

Selling and administrative expenses	(564)	(640)	(106)
Depreciation and amortization	(419)	(519)	(86)

Total operating expenses	(4,502)	(5,079)	(843)

Income from operations	956	1,034	217

Share of affiliated companies results	10	15	2
Financial income and expense:
Dividends received	108	171	29
Gain (loss) on securities, net	623	278	46
Interest income	114	222	37
Interest expense	(389)	(275)	(46)
Foreign exchange gains (losses), net	(47)	52	9
Other financial income (expense), net	(32)	(59)	(10)

Total financial income and expense	377	389	65

Minority interests	(8)	3	0

Income before taxes	1,335	1,711	284
Income taxes	(331)	(197)	(33)

Net income	1,004	1,514	251

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements (unaudited)

Six month periods ended
June 30, 2007	June 30, 2008
SEK	SEK	$
(in millions)

Ferry operations	4,348	4,727	785
Drilling	1,834	2,400	399
Shipping	2,027	2,000	332
Property	988	1,035	172
New Businesses	980	1,187	197
Other	2	1	-
Total revenues	10,179	11,350	1,885

Net valuation on investment properties	(228)	(140)	(23)
Net gain on sales of assets	101	200	33
Total other income	(127)	60	10

Direct operating expenses:
Ferry operations	(3,009)	(3,481)	(578)
Drilling	(829)	(951)	(158)
Shipping	(1,592)	(1,599)	(266)
Property	(399)	(374)	(62)
New Businesses	(826)	(973)	(162)
Other	-	(8)	(1)
Total direct operating expenses	(6,655)	(7,386)	(1,227)

Selling and administrative expenses	(1,072)	(1,231)	(204)
Depreciation and amortization	(832)	(1,012)	(168)

Total operating expenses	(8,559)	(9,629)	(1,599)

Income from operations	1,493	1,781	296

Share of affiliated companies results	12	38	6
Financial income and expense:
Dividends received	118	192	32
Gain (loss) on securities, net	947	355	59
Interest income	391	466	78
Interest expense	(798)	(854)	(142)
Foreign exchange gains (losses), net	16	38	6
Other financial income (expense), net	(170)	(84)	(14)

Total financial income and expense	504	113	19

Minority interests	(12)	2	-

Income before taxes	1,997	1,934	321
Income taxes	(317)	59	10

Net income	1,680	1,993	331

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets (unaudited)

ASSETS

December 31, 2007	June 30, 2008
SEK	SEK	$
(in millions)
Noncurrent assets:
Intangible assets	690	759	126
Tangible fixed assets:
Vessels	15,343	15,636	2,597
Construction in progress	5,821	7,328	1,217
Equipment	867	824	137
Ports	1,092	1,010	168
Property	22,779	22,671	3,765
Total tangible fixed assets	45,902	47,469	7,884
Financial fixed assets:
Investment in affiliated companies	1,403	1,785	296
Investment in VIEs	9,251	8,461	1,405
Marketable securities	7,674	5,506	915
Other assets	5,435	6,941	1,153
Total financial fixed assets	23,763	22,693	3,769
Total noncurrent assets	70,355	70,921	11,779
Current assets:
Inventories	418	488	81
Trade debtors	2,670	2,846	473
Other receivables	3,197	3,341	555
Prepaid expenses and accrued income	996	1,340	223
Short-term investments	3,180	2,784	462
Cash and cash equivalents	708	1,165	193
Total current assets	11,169	11,964	1,987

Total assets	81,524	82,885	13,766
SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	26,196	28,226	4,688
Minority interests	171	158	26
Total shareholders’ equity	26,372	28,389	4,715
Noncurrent liabilities:
Long-term debt	23,335	23,951	3,978
Debt in VIEs	8,021	7,428	1,234
Senior notes	5,973	5,510	915
Capitalized lease obligations	2,307	1,576	262
Other noncurrent liabilities	886	873	145
Pension liabilities	1,495	1,255	208
Other provisions	2,713	1,818	302
Deferred income taxes	4,121	4,506	748
Total noncurrent liabilities	48,851	46,917	7,792
Current liabilities:
Short-term debt	962	745	124
Capitalized lease obligations	154	73	12
Trade accounts payable	1,113	1,235	205
Income tax payable	116	103	17
Other	599	907	151
Accrued costs and prepaid income	3,357	4,516	750
Total current liabilities	6,301	7,579	1,259

Total shareholders’ equity and liabilities	81,524	82,885	13,766

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow (unaudited)

	Six month periods ended
	June 30, 2007	June 30, 2008
	SEK	SEK	$
		(in millions)
Net cash flows from operating activities:
Net income	1,680	1,993	331
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	832	1,012	168
Gain on sale of property, vessels and equipment	(102)	(200)	(33)
Gain on securities, net	(947)	(355)	(59)
Unrealized foreign exchange (gains) losses	70	89	15
Deferred income taxes	201	(159)	(26)
Minority interests	12	(2)	-
Provision for pensions	(141)	(128)	(21)
Net cash flows from trading securities	(376)	94	16
Share of affiliated companies results	(12)	(38)	(6)
Dividend from affiliated companies	-	38	6
Other non cash items	162	53	9
Receivables	(908)	151	25
Prepaid expenses and accrued income	(425)	(355)	(59)
Inventories	(94)	(74)	(12)
Trade accounts payable	172	135	22
Accrued costs and prepaid income	1,143	1,328	220
Income tax payable	(81)	(11)	(2)
Other current liabilities	700	381	63
Net cash provided by operating activities	1,886	3,952	657

Net cash flows from investing activities:
Purchase of intangible assets	(31)	(35)	(6)
Cash proceeds from sale of property, vessels and equipment	370	1,005	167
Capital expenditure on property, vessels and equipment	(3,125)	(4,474)	(743)
Purchase of subsidiaries, net of cash acquired	-	(55)	(9)
Investment in affiliated companies	(652)	(407)	(68)
Proceeds from sale of securities	3,737	4,104	682
Purchase of securities	(6,271)	(2,774)	(461)
Other investing activities	(1)	(336)	(56)
Net cash used in investing activities	(5,973)	(2,972)	(494)

Net cash flows from financing activities:
Proceeds from issuance of debt	6,786	3,903	648
Principal payments on debt	(1,728)	(1,523)	(253)
Net change in borrowings on line-of-credit agreements	654	(2,252)	(374)
Principal payments on capital lease obligations	(19)	(543)	(90)
Net change in restricted cash accounts	1	3	-
Dividends paid	(550)	(390)	(65)
Other financing activities	(18)	7	1
Net cash provided by financing activities	5,126	(795)	(133)

Effect of exchange rate changes on cash and cash equivalents	109	272	45

Net change in cash and cash equivalents	1,148	457	75

Cash and cash equivalents at beginning of period	884	708	118

Cash and cash equivalents at end of period	2,032	1,165	193

The accompanying notes form an integral part of these Condensed Consolidated Financial Statements.

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1 Basis of presentation

The accompanying condensed consolidated financial statements present the financial position and results of operations of Stena AB (publ) and its subsidiaries (the “Company") and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) (see also Note 4).

The interim financial information included in the condensed consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the full year. Certain prior period amounts have been reclassified to conform with the current period's presentation.

Solely for the convenience of the reader, the condensed financial statements for the most recent period have been translated into US dollars (“$”) using the noon buying rate on June 30, 2008 of $1 = SEK 6.0208.

Note 2 Segment information

		Three month periods		Six month periods
	(SEK in millions)	ended June 30,		ended June 30,
		2007	2008	2007	2008
	Income from operations:
	Ferry operations	388	301	398	224
	Drilling	300	504	620	896
Shipping:	Roll-on/Roll-off vessels	23	12	37	37
	Crude oil tankers	95	77	180	82
	Other shipping	(4)	(4)	(9)	(5)
	Net gain on sale of vessels	-	-	-	33
	Total shipping Total shipping	114	85	208	147
	Property:	256	261	498	566
	Net gain on sale of properties	12	167	101	167
	Net valuations on investment properties	(77)	(10)	(228)	(140)
	Total property	191	418	371	593
	New Businesses	41	62	22	68
	Other	(78)	(66)	(126)	(147)

	Total	956	1,304	1,493	1,781

		Three month periods		Six month periods
	(SEK in millions)	ended June 30,		ended June 30,
		2007	2008	2007	2008
	Depreciation and amortization:
	Ferry operations	238	255	477	504
	Drilling	126	201	252	393
Shipping:	Roll-on/Roll-off vessels	28	25	51	51
	Crude oil tankers	5	23	9	31
	Other shipping	3	3	7	6
	Total shipping	36	51	67	88
	Property	6	2	12	3
	New Businesses	11	10	20	21
	Other	2	2	4	3

	Total	419	519	832	1,012

Stena AB and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (unaudited)

		Six month periods
	(SEK in millions)	ended June 30,
		2007	2008
	Capital expenditures:
	Ferry operations	1,019	501
	Drilling	1,650	2,146
Shipping:	Roll-on/Roll-off vessels	257	0
	Crude oil tankers	-	1,231
	Other shipping	3	0
	Total shipping	260	1,231
	Property	135	517
	New Businesses	53	75
	Other	8	4

	Total	3,125	4,474

Note 3 Shareholders’ Equity

Restricted reserves include both untaxed reserves (net of deferred taxes) and legal reserves. The legal reserves of SEK 208 million are not available for distribution as they are required to be held to meet statutory requirements in Sweden and other countries where group companies operate. The untaxed reserves may be distributed as dividends upon payment of the related taxes.

The changes in shareholders’ equity for the period December 31, 2007 to June 30, 2008 are as follows:

					Total
	Share	Restricted	Unrestricted		shareholders’
(SEK in millions)	capital	reserves	reserves	Minority	equity
Balance at December 31, 2007	5	716	25,480	171	26,372
Change in fair value of investments in equity securities	--	--	-507	--	-507
Transfer between reserves	--	44	-44	--	--
Dividend	--	--	-390	--	-390
Transfer to charitable trust	--	--	-40	--	-40
Bunker fuel hedges	--	--	1,227	--	1,227
Total exchange differences arising on translation of foreign operations	--	-33	-280	-15	-328
Equity hedges	--	--	62	--	62
Net income	--	--	1,991	2	1,993

Balance at June 30, 2008	5	727	27,499	158	28,389

Note 4 IFRS Information

As of January 1, 2008 the Company complies with International Reporting Standards (“IFRS”) and International Financial Reporting Interpretations Committee (“IFRIC”) issued by the International Accounting Standards Board (“IASB”).

This interim report has been prepared in accordance with IAS 34 “Interim Financial Reporting”. The accounting principles applied in preparing this report are described in the section “Reporting in accordance with IFRS as of 2008” in our 2007 Annual Report. In the section “Reporting in accordance with IFRS as of 2008”, the anticipated full-year effects on the income statement and the balance sheet are reported in tables that show the full-year change regarding shareholders´ and the period’s earnings. This report includes comparable tables for the second quarter of 2008 compared with the second quarter 2007 prepared in accordance with IFRS.

Stena AB and Consolidated Subsidiaries

OPERATING AND FINANCIAL REVIEW

The Company generates revenue primarily from ferry operations, chartering out its owned, chartered-in and leased Roll-on/Roll-off vessels, tankers and drilling rigs, managing tankers, sales of vessels and real estate rents. The period from June through September is the peak travel season for passengers in the ferry operations. Chartering activities are not significantly affected by seasonal fluctuations, but variations over the year may occur, among other things, as a consequence of vessel utilization rates, dry-docking and charter rates. Any sale or acquisitions of vessels, drilling rigs and real estate also has an impact on the results of each period.

Highlights of the first six months of 2008

Stena Bulk took delivery of the three medium range tankers, Stena Italica, Stena Conqueror and Stena Conquest in the first quarter of 2008.

On January 1, 2008, Stena Line acquired 100% of the shares in Sembo, a Swedish package holiday company, for SEK 61 million.

On January 15, 2008, Stena Line exercised an option to acquire the day ferry Stena Aurora, operating on the Helsinborg-Helsingör route.

In the first six months of 2008, the Company repurchased USD 18 million of the Senior Notes due 2013 and USD 43 million of the Senior Notes due 2016.

After the year-end 2007, the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller were terminated. As a consequence of the termination of the leases, the income that the five-year leases would have generated was reported in the first quarter of 2008.

In the first quarter of 2008, gains of SEK 32 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker.

On May 1, 2008, a contract was signed for a fourth “ice-classed” DrillMax vessel with the Samsung Heavy Industry shipyard. The total investment is approximately USD 1.1 billion and the vessel will be delivered in the fourth quarter of 2011.

In May 2008, Stena Bulk entered into an agreement to acquire one Aframax tanker, Stena Confidence, for a total price of USD 46.3 million. The vessel was thereafter sold for USD 72.2 million and was delivered in July 2008.

On May 16, 2008, Stena Adactum made a public cash offer, in accordance with the provisions governing mandatory bids, to acquire the remaining shares in the affiliated company Ballingslöv AB (publ). Adactum acquired additional shares in Ballingslöv during the second quarter of 2008 and increased its interest in the share of capital of Ballingslöv as of June 30, 2008 from 28.6% to 48%.

In the first six months of 2008, properties were acquired for SEK 229 million and sold for SEK 806 million. In addition, Stena Property made an indicative bid for the Municipal housing companies in Stockholm.  As a result of the bid Stena Property has entered into a contract to acquire properties for SEK 327 million.

SUBSEQUENT EVENTS

General Maritime Corporation (“General Maritime”) and Arlington Tankers Ltd. (“Arlington Tankers”), in which Stena owns shares with a market value of SEK 156 million as of June 30, 2008, jointly announced on August 6, 2008, that they had entered into a definitive agreement whereby the two companies will combine in a stock-for-stock combination. Under the terms of the definitive agreement, approved unanimously by the Boards of Directors of both General Maritime and Arlington Tankers, shareholders of General Maritime will receive 1.340 shares of the combined company for each share of General Maritime held, and shareholders of Arlington Tankers will receive one share of the combined company for each share of Arlington Tankers held. The transaction is subject to approval of the shareholders of both companies.

Stena AB and Consolidated Subsidiaries

After closing of the bid for Ballingslöv, Adactum has increased its the interest in the share of capital of Ballingslöv to 80.16% as per 10 July, 2008. No shares have been purchased since that date. The company will be accounted for as a subsidiary as from the third quarter of 2008.

Stena Carron, the second DrillMax vessel, was delivered from the Samsung shipyard on August 22, 2008.

Stena AB and Consolidated Subsidiaries

Currency effects

The Company's revenues and expenses are significantly affected, as reported in Swedish kronor (“SEK”), by fluctuations in currency exchange rates, primarily relative to the US dollar, the British pound (“GBP”) and the Euro (“EUR”). The Company seeks to mitigate the impact of potential adverse foreign currency exchange fluctuations by matching, to the extent possible, revenues and expenses in the same currency. In addition, the Company enters into certain derivative financial instruments. Approximately 32% of the Company's total revenues are generated in US dollars, 28% are generated in SEK, 15% are generated in GBP and approximately 15% are generated in EUR. Also, approximately 29% of the Company's total expenses are incurred in US dollars,  33% are incurred in SEK, 15% are incurred in GBP and approximately 13% are incurred in EUR. Although the Company seeks to hedge the net effects of such fluctuations, the reported gross revenues and expenses are influenced by changes in the currency rates. The exchange rates as used for consolidation purposes are as follows:

Average rates:	April-June	April-June		Jan-June	Jan-June
	2007	2008	Change	2007	2008	Change

US $	6.88	5.99	(13) %	7.59	6.14	(19) %
British pound	13.65	11.79	(14) %	13.58	12.11	(11) %
Euro	9.25	9.35	1%	9.33	9.38	1%

Closing rates:				As of	As of	Change
				December 31,	June 30,
				2007	2008

US $				6.4342	6.0233	(6) %
British pound				12.8146	11.9900	(6) %
Euro				9.4508	9.4849	1%

Stena AB and Consolidated Subsidiaries

THREE MONTHS ENDED JUNE 30, 2008 COMPARED TO THREE MONTHS ENDED
JUNE 30, 2007

Revenues

Total revenues increased SEK 734 million, or 13%, in the three months ended June 30, 2008 to SEK 6,257 million from SEK 5,523 million in the three months ended June 30, 2007, as a result of increased revenues in all business segments, partially offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 152 million, or 6%, in the three months ended June 30, 2008 to SEK 2,690 million from SEK 2,538 million in the three months ended June 30, 2007, mainly due to higher revenues from the freight and travel business due to higher volumes of freight units, partly offset by decreased revenues from onboard sales due to lower volumes of passengers and cars, together with the weakening of the British pound against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 351 million, or 38%, in the three months ended June 30, 2008 to SEK 1,267 million from SEK 916 million in the three months ended June 30, 2007, mainly due to the new contract for the first DrillMax vessel Stena Drillmax, together with a new contract at higher day rates for the Stena Spey, partly offset by the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations increased SEK 68 million, or 7%, in the three months ended June 30, 2008 to SEK 1,072 million from SEK 1,004 million in the three months ended June 30, 2007.

Revenues from crude oil tankers increased SEK 61 million, or 7%, in the three months ended June 30, 2008 to SEK 932 million from SEK 871 million in the three months ended June 30, 2007, mainly due to higher charter rates in the spot market, partly offset by the weakening of the US dollar against the SEK. In the three months ended June 30, 2008, the Company operated an average of 40 tankers (chartered in or owned), compared to an average of 42 tankers in the three months ended June 30, 2007.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 1 million, or 1%, in the three months ended June 30, 2008 to SEK 102 million from SEK 101 million in the three months ended June 30, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the sale of the RoRo vessel Stena Shipper.

Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 24 million, or 5%, in the three months ended June 30, 2008 to SEK 518 million from SEK 494 million in the three months ended June 30, 2007, mainly due to increased rents and increased number of properties.

           New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 139 million, or 24%, in the three months ended June 30, 2008 to SEK 710 from SEK 571 million in the three months ended June 30, 2007, mainly due to increased business activities in all subsidiaries. Of the total revenues in the three months ended June 30, 2008, SEK 377 million were related to “Blomsterlandet”, SEK 330 million to “Envac” and SEK 4 million to “Stena Renewable Energy” as compared to SEK 349 million related to “Blomsterlandet”, SEK 219 million related to “Envac” and SEK 3 million related to “Stena Renewable Energy” in the three months ended June 30, 2007.

Other income

 Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (41) million for the three months ended June 30, 2008 as compared to SEK (77) million for the three months ended June 30, 2007, mainly due to sales and purchases of new properties.

Net Gain on Sale of Assets: In the three months ended June 30, 2008, gains of SEK 167 million were recorded on the sale of properties. In the three months ended June 30, 2007, gains of SEK 12 million were recorded on the sale of properties.

Stena AB and Consolidated Subsidiaries

Direct operating expenses

Total direct operating expenses increased SEK 401 million, or 11%, in the three months ended June 30, 2008 to SEK 3,920 million from SEK 3,519 million in the three months ended June 30, 2007, mainly as a result of increased operating expenses in all operations except for the shipping operations and the property business, partially offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 204 million, or 12%, in the three months ended June 30, 2008 to SEK 1,874 million from SEK 1,670 million in the three months ended June 30, 2007, mainly due to increased expenses for bunker fuel and personnel,  partially offset by the weakening of the British pound against the SEK. Direct operating expenses for ferry operations for the three months ended June 30, 2008 were 70% of revenues, as compared to 66% for the three months ended June 30, 2007.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 53 million, or 13%, in the three months ended June 30, 2008, to SEK 471 million from SEK 418 million in the three months ended June 30, 2007, mainly due to costs related to the first DrillMax vessel Stena Drillmax, together with increased personnel expenses and costs for maintenance and repair for the rigs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the three months ended June 30, 2008 were 37% of drilling revenues, as compared to 46% for the three months ended June 30, 2007.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 54 million, or 7%, in the three months ended June 30, 2008 to SEK 829 million from SEK 775 million in the three months ended June 30, 2007.

Direct operating expenses associated with crude oil tankers increased SEK 38 million, or 5%, in the three months ended June 30, 2008 to SEK 773 million from SEK 735 million in the three months ended June 30, 2007, mainly due to increased expenses resulting from higher market rates for chartered in vessels and bunker fuel costs, partially offset by the weakening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the three months ended June 30, 2008 were 83% of revenues, as compared to 84% for the three months ended June 30, 2007. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 17 million, or 43%, in the three months ended June 30, 2008 to SEK 57 million from SEK 40 million in the three months ended June 30, 2007, mainly due to charter hire costs for the RoRo vessel Mount Ventoux, which was sold and chartered back in August 2007 and the delivery of the new built RoPax vessel BORJA in May 2007. Direct operating expenses for Roll-on/Roll-off vessels for the three months ended June 30, 2008 were 37% of revenues, as compared to 46% for the three months ended June 30, 2007.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 15 million, or 8%, in the three months ended June 30, 2008 to SEK 179 million from SEK 194 million in the three months ended June 30, 2007, mainly due to lower energy costs due to warmer weather, partly offset by additional costs for an increased number of properties. Direct operating expenses from property operations in the three months ended June 30, 2008 were 35% of property revenues, as compared to 39% for the three months ended June 30, 2007.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 104 million, or 23%, in the three months ended June 30, 2007 to SEK 564 million from SEK 460 million in three months ended June 30, 2007, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the three months ended June 30, 2008, SEK 325 million were related to “Blomsterlandet”, SEK 238 million to “Envac” and SEK 1 million related to “Stena Renewable Energy” as compared to SEK 295 million related to “Blomsterlandet”,  SEK 164 million to “Envac” and SEK 1 million to “Stena Renewable Energy” in the three months ended June 30, 2007. Direct operating expenses for Adactum operations for the three months ended June 30, 2008 were 79% of revenues, as compared to 81% for the three months ended June 30, 2007.

Stena AB and Consolidated Subsidiaries

Selling and administrative expenses

Selling and administrative expenses increased SEK 76 million, or 13%, in the three months ended June 30, 2008 to SEK 640 million from SEK 564 million in the three months ended June 30, 2007, mainly due to increased personnel and consultancy costs and higher costs for advertising. Total selling and administrative expenses in the three months ended June 30, 2008 were 10% of total revenues, the same as for the three months ended June 30, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 100 million, or 24%, in the three months ended June 30, 2008 to SEK 519 million from SEK 419 million in the three months ended June 30, 2007, due to depreciation charges for the first delivered DrillMax vessel Stena Drillmax and other vessels delivered. The weakening of the US dollar against the SEK, which primarily impacted depreciation charges on drilling rigs which are denominated in US dollars, partially offset by the increase in depreciation and amortization charges.

Share of affiliated companies´ results

Share of affiliated companies´ results in the three months ended June 30, 2008 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB (publ) and MPP Mediatec Group AB. As of June 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 48%, the ownership in the capital of Gunnebo was 25.4% and the ownership in the capital of Mediatec was 45%.  Gunnebo and Mediatec were accounted for as affiliated companies from the third quarter of 2007.

Mediatec was acquired in June 2007. As of June 30, 2007, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 25.6%, the ownership in Gunnebo was 22.32% and Mediatec 45%.

Financial income and expense, net

Financial income and expense, net decreased by SEK 12 million in the three months ended June 30, 2008 to SEK 389 million from SEK 377 million in the three months ended June 30, 2007.

Net gain (loss) on securities in the three months ended June 30, 2008 was SEK 278 million, of which SEK 2 million related to net realized losses on marketable securities and equity securities and investments in Variable Interest Entities (“VIEs”) and SEK 280 million related to net unrealized gains on marketable securities and equity securities. Net gain (loss) on securities in the three months ended June 30, 2007 amounted to SEK 623 million, of which SEK 151 million related to net realized gains and SEK 472 million related to net unrealized gains.

Interest income in the three months ended June 30, 2008 increased by SEK 108 million to SEK 222 million from SEK 114 million in the three months ended June 30, 2007, mainly due to increased liquidity. Interest income related to the investments in VIEs decreased by SEK 12 million to SEK 147 million from SEK 159 million.

Interest expense for the three months ended June 30, 2008 decreased SEK 114 million to SEK (275) million from SEK (389) million for the three months ended June 30, 2007, mainly due to decreased loans in the second quarter 2007, partially offset by the valuation of the interest rate swaps which are recorded in the income statement. Interest expenses from valuation of interest rate swaps was SEK 38 million for the three months ended June 30, 2008 compared to SEK 22 million for the three months ended June 30, 2007. Interest expense for the investments in VIEs increased SEK 20 million to SEK (86) million from SEK (106) million due to the investment in a new VIE.

During the three months ended June 30, 2008, the Company had foreign exchange gains, net of SEK 52 million. In the three months ended June 30, 2007, the Company had foreign exchange losses, net of SEK (47) million.

Other financial income (expense) of SEK (59) million for the three months ended June 30, 2008 includes SEK (22) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (32) million for the three months ended June 30, 2007 included SEK (11) million related to amortization of

Stena AB and Consolidated Subsidiaries

the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs.

Income taxes

Income taxes for the three months ended June 30, 2008 were SEK (197) million, consisting of current taxes of SEK (81) million and deferred taxes of SEK (116) million, mainly due to the sale of subsidiaries in connection with the financial leases related to Stena Drillmax and the RoPax vessels Stena Trader and Stena Traveller. Income taxes for the three months ended June 30, 2007 were SEK (331) million, consisting of current taxes of SEK (83) million and deferred taxes of SEK (248) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

SIX MONTHS ENDED JUNE 30, 2008 COMPARED TO SIX MONTHS ENDED
JUNE 30, 2007

Revenues

Total revenues increased SEK 1,171 million, or 12%, in the six months ended June 30, 2008 to SEK 11,350 million from SEK 10,179 million in the six months ended June 30, 2007, as a result of increased revenues in all business segments, except for the crude oil tanker segment, partly offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Ferry revenues are primarily generated from ticket sales, freight haulage and on board spending. Revenues from ferry operations increased SEK 379 million, or 9%, in the six months ended June 30, 2008 to SEK 4,727 million from SEK 4,348 million in the three months ended June 30, 2007, mainly due to higher revenues from the freight and travel business due to higher volumes of freight units, partly offset by the weakening of the British pound against the SEK.

Drilling. Drilling revenues consist of charter hires for our drilling rigs. Revenues from drilling operations increased SEK 566 million, or 31%, in the six months ended June 30, 2008 to SEK 2,400 million from SEK 1,834 million in the six months ended June 30, 2007, mainly due to the new contract for the first DrillMax vessel Stena Drillmax, together with a new contract at higher day rates for the Stena Spey, partly offset by a offhire period for the Stena Spey in the first quarter 2008, together with the weakening of the US dollar against the SEK. The change in day rates reflects new charter contracts and the market conditions in effect at the time a charter is made in the particular geographic area.

Shipping. Shipping revenues primarily represent charter hires for our owned and chartered in vessels and management fees for vessels managed by us. Revenues from shipping operations decreased SEK 27 million, or 1%, in the six months ended June 30, 2008 to SEK 2,000 million from SEK 2,027 million in the six months ended June 30, 2007.

Revenues from crude oil tankers decreased SEK 62 million, or 4%, in the six months ended June 30, 2008 to SEK 1,708 million from SEK 1,770 million in the six months ended June 30, 2007, mainly due to the weakening of the US dollar against the SEK, together with lower charter rates in the spot market. In the six months ended June 30, 2008, the Company operated an average of 41 tankers (chartered in or owned), compared to an average of 42 tankers in the six months ended June 30, 2007.

Revenues from chartering out Roll-on/Roll-off vessels increased SEK 24 million, or 13%, in the six months ended June 30, 2008 to SEK 212 million from SEK 188 million in the six months ended June 30, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007, partly offset by the sale of the RoRo vessel Stena Shipper.

           Property. Property revenues consist of rents for properties owned and management fees for properties managed by the Company. Revenues from property operations increased SEK 47 million, or 5%, in the six months ended June 30, 2008 to SEK 1,035 million from SEK 988 million in the six months ended June 30, 2007, mainly due to increased rents and increased number of properties.

New Businesses Adactum. Adactum revenues consist of revenues from Adactum´s subsidiaries. Revenues from Adactum increased SEK 207 million, or 21%, in the six months ended June 30, 2008 to SEK 1,187 from SEK 980 million in the six months ended June 30, 2007, mainly due to increased business activities in all subsidiaries. Of the total revenues in the six months ended June 30, 2008, SEK 597 million were related to “Blomsterlandet”, SEK 578 million to “Envac” and SEK 11 million to “Stena Renewable Energy” as compared to SEK 541 million related to “Blomsterlandet”, SEK 431 million related to “Envac” and SEK 7 million related to “Stena Renewable Energy” in the six months ended June 30, 2007.

Other income

        Net valuation on investment property. As a result of revaluation to fair value according to IAS 40 “Investment properties”, the Company had net losses of SEK (140) million for the six months ended June 30, 2008 as compared to SEK (228) million for the six months ended June 30, 2007, mainly due to increased maintenance and sales and purchases of new properties.

Stena AB and Consolidated Subsidiaries

Net Gain on Sale of Assets:

Net Gain on Sale of Vessels, Shipping. In the six months ended June 30, 2008 gains of SEK 33 million were recorded on the sale of the RoRo vessel Stena Shipper and one new built product tanker. In the six months ended June 30, 2007, no vessel sales were made.

Net Gain on Sale of Properties. In the six months ended June 30, 2008, gains of SEK 167 million were recorded on the sale of properties. In the six months ended June 30, 2007, gains of SEK 101 million were recorded on the sale of properties.

Direct operating expenses

Total direct operating expenses increased SEK 731 million, or 11%, in the six months ended June 30, 2008 to SEK 7,386 million from SEK 6,655 million in the six months ended June 30, 2007, mainly as a result of increased operating expenses in all operations except for the property business, partially offset by the weakening of the US dollar and the British pound against the SEK.

Ferry operations. Direct operating expenses for ferry operations consist principally of personnel costs, costs of goods sold on the vessels, bunker fuel costs, vessel charter costs, commissions, package tour costs and other related costs. A significant portion of these costs are of a fixed nature and do not vary as a result of changes in our seasonal requirements. Direct operating expenses for ferry operations increased SEK 472 million, or 16%, in the six months ended June 30, 2008 to SEK 3,481 million from SEK 3,009 million in the six months ended June 30, 2007, mainly due to increased expenses for bunker fuel and personnel, partially offset by the weakening of the British pound against the SEK. Direct operating expenses for ferry operations for the six months ended June 30, 2008 were 74% of revenues, as compared to 69% for the six months ended June 30, 2007.

Drilling. Direct operating expenses for drilling consist primarily of personnel costs, fuel costs, insurance, maintenance and catering costs. Direct operating expenses from drilling operations increased SEK 122 million, or 15%, in the six months ended June 30, 2008 to SEK 951 million from SEK 829 million in the six months ended June 30, 2007, mainly due to costs related to the first DrillMax vessel Stena Drillmax, together with increased personnel expenses and costs for maintenance and repair for the rigs, partly offset by the weakening of the US dollar against the SEK. Direct operating expenses from drilling operations for the six months ended June 30, 2008 were 40% of drilling revenues, as compared to 45% for the six months ended June 30, 2007.

Shipping. Direct operating expenses for shipping consist primarily of vessel charter costs, fuel costs, personnel costs, insurance and other related vessel costs. Direct operating expenses from shipping operations increased SEK 7 million in the six months ended June 30, 2008 to SEK 1,599 million from SEK 1,592 million in the six months ended June 30, 2007.

Direct operating expenses associated with crude oil tankers decreased SEK 14 million, or 1%, in the six months ended June 30, 2008 to SEK 1,495 million from SEK 1,509 million in the six months ended June 30, 2007, mainly due to the weakening of the US dollar against the SEK. Direct operating expenses for crude oil operations for the six months ended June 30, 2008 were 88% of revenues, as compared to 85% for the six months ended June 30, 2007. Direct operating expenses for crude oil tankers include time-charter costs, which normally are fixed for periods between 6 months and up to 5 years in advance, while revenues in the spot market vary with each voyage.

Direct operating expenses with respect to Roll-on/Roll-off vessels increased by SEK 26 million, or 32%, in the six months ended June 30, 2008 to SEK 107 million from SEK 81 million in the six months ended June 30, 2007, mainly due to the delivery of the new built RoPax vessel BORJA in May 2007 and charter hire costs for the RoRo vessel Mount Ventoux, which was sold and chartered back in August 2007. Direct operating expenses for Roll-on/Roll-off vessels for the six months ended June 30, 2008 were 50% of revenues, as compared to 43% for the six months ended June 30, 2007.

Property. Property expenses consist primarily of maintenance, heating and personnel costs. Direct operating expenses for property operations decreased SEK 25 million, or 6%, in the six months ended June 30, 2008 to SEK 374 million from SEK 399 million in the six months ended June 30, 2007, mainly due to lower energy costs due to warmer weather, partly offset by higher costs for an increased number of properties. Direct operating expenses from property operations in the six months ended June 30, 2008 were 36% of property revenues, as compared to 40% for the six months ended June 30, 2007.

New Businesses Adactum. Direct operating expenses for Adactum consist of expenses from Adactum´s subsidiaries. Direct operating expenses for Adactum operations increased SEK 147 million, or 18%, in the six months ended June 30, 2008 to SEK 973 million from SEK 826 million in six months ended June 30, 2007, mainly due to increased business activity in all subsidiaries. Of the total operating expenses in the six months ended June 30, 2008, SEK 543 million were related to “Blomsterlandet”, SEK 429 million to “Envac” and SEK 1 million related to “Stena Renewable Energy” as compared to SEK 486 million related to “Blomsterlandet”, SEK 326 million to “Envac” and SEK 1 million related to “Stena Renewable Energy” in the six months ended June 30, 2007. Direct operating expenses for Adactum operations for the six months ended June 30, 2008 were 82% of revenues, as compared to 84% for the six months ended June 30, 2007.

Stena AB and Consolidated Subsidiaries

Selling and administrative expenses

Selling and administrative expenses increased SEK 159 million, or 15%, in the six months ended June 30, 2008 to SEK 1,231 million from SEK 1,072 million in the six months ended June 30, 2007, mainly due to increased personnel and consultancy costs and higher costs for advertising. Total selling and administrative expenses in the six months ended June 301, 2008 were 11% of total revenues, the same as for the six months ended June 30, 2007.

Depreciation and amortization

Depreciation and amortization charges increased SEK 180 million, or 22%, in the six months ended June 30, 2008 to SEK 1,012 million from SEK 832 million in the six months ended June 30, 2007, mainly due to depreciation charges for the first delivered DrillMax vessel Stena Drillmax and other vessels delivered. The weakening of the US dollar against the SEK, which primarily impacted depreciation charges on drilling rigs, which are denominated in US dollars, partially offset by the increase in depreciation and amortization charges.

Share of affiliated companies´ results

Share of affiliated companies´ results in the six months ended June 30, 2008 refers to the Company’s portion of the results of Midelfart Sonesson AB (publ), Ballingslöv AB (publ), Gunnebo AB (publ) and MPP Mediatec Group AB. As of June 30, 2008, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 48%, the ownership in the capital of Gunnebo was 25.4% and the ownership in the capital of Mediatec was 45%.  Gunnebo and Mediatec were accounted for as affiliated companies from the third quarter of 2007.

Mediatec was acquired in June 2007. As of June 30, 2007, the Company’s ownership in the capital of Midelfart Sonesson was 22.4%, the ownership in the capital of Ballingslöv was 25.6%, and the ownership in Gunnebo was 22.32% and Mediatec 45%.

Financial income and expense, net

Financial income and expense, net decreased by SEK 391 million in the six months ended June 30, 2008 to SEK 113 million from SEK 504 million in the six months ended June 30, 2007.

Net gain (loss) on securities in the six months ended June 30, 2008 was SEK 355 million, of which SEK 31 million related to net realized gains on marketable securities, equity securities and investments in Variable Interest Entities (“VIEs”), SEK (601) million related to net unrealized losses on marketable securities and equity securities and SEK 925 million related to the termination of the financial leases for Stena DrillMax and the RoPax vessels Stena Trader and Stena Traveller. Net gain (loss) on securities in the six months ended June 30, 2007 amounted to SEK 947 million, of which SEK 309 million related to net realized gains and SEK 638 million related to net unrealized gains.

Interest income in the six months ended June 30, 2008 increased by SEK 75 million to SEK 466 million from SEK 391 million in the six months ended June 30, 2007, mainly due to higher liquidity. Interest income related to the investments in VIEs increased SEK 25 million to SEK 337 million from SEK 312 million.

Stena AB and Consolidated Subsidiaries

Interest expense for the six months ended June 30, 2008 increased SEK 56 million to SEK (854) million from SEK (798) million for the six months ended June 30, 2007, mainly due to the valuation of the interest rate swaps which are recorded in the income statement. Interest expenses from the valuation of interest rate swaps was SEK (112) million for the six months ended June 30, 2008 compared to SEK (22) million for the six months ended June 30, 2007. Interest expense for the investments in VIEs increased SEK 9 million to SEK (196) million from SEK (187) million due to the investment in a new VIE.

During the six months ended June 30, 2008, the Company had foreign exchange gains, net of SEK 38 million. In the six months ended June 30, 2007, the Company had foreign exchange gains, net of SEK 16 million.

Other financial income (expense) of SEK (84) million for the six months ended June 30, 2008 includes SEK (30) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs. Other financial income (expense) of SEK (170) million for the six months ended June 30, 2007 includes expenses of SEK (97) million for the repurchase of the Senior Notes due 2012, SEK (49) million related to amortization of the deferred financing charges for senior notes, the $1 billion revolving credit facility, bank loans, capital lease obligations and investments in VIEs .

Income taxes

Income taxes for the six months ended June 30, 2008 were SEK 59 million, consisting of current taxes of SEK (100) million and deferred taxes of SEK 159 million, mainly due to sale of subsidiaries in connection with the financial leases related to Stena Drillmax and the RoPax vessels Stena Trader and Stena Traveller. Income taxes for the six months ended June 30, 2007 were SEK (317) million, consisting of current taxes of SEK (116) million and deferred taxes of SEK (201) million. The provision for taxes is based upon the applicable tax rates in the various jurisdictions where revenues are generated.

Stena AB and Consolidated Subsidiaries

Liquidity and Capital Resources

The liquidity requirements of the Company principally relate to servicing of debt, financing the purchase of vessels and other assets and funding working capital. The Company has in prior years met its liquidity requirements with cash on hand, cash flows from operations, borrowings under various credit facilities and refinancing arrangements. As of June 30, 2008, the Company had total cash and marketable securities of SEK 9,455 million as compared with SEK 11,562 million as of December 31, 2007.

For the six months ended June 30, 2008, cash flows provided by operating activities amounted to SEK 3,952 million as compared to SEK 1,886 million in the first six months ended June 30, 2007. For the six months ended June 30, 2008, cash flows used in investing activities amounted to SEK (2,972) million, including SEK (4,474) million related to capital expenditures. For the six months ended June 30, 2007, cash flows used in investing activities amounted to SEK (5,973) million, including SEK (3,125) million related to capital expenditures. Cash flows used in financing activities for the six months ended June 30, 2008 amounted to SEK (795) million. For the six months ended June 30, 2007, cash flows provided from financing activities amounted to SEK 5,126 million, mainly relating to the Senior Notes due 2017 and the Senior Notes due 2019 sold in February 2007.

Total construction in progress as of June 30, 2008 was SEK 7,328 million as compared to SEK 5,821 million as of December 31, 2007. The remaining capital expenditure commitment for newbuildings on order as of June 30, 2008 was SEK 12,489 million, of which SEK 2,280 million is due during 2008, SEK 2,938 million is due during 2009, SEK 4,534 million is due 2010 and the rest is due in 2011. The Company plans to finance the unpaid balance, together with additional expenses and financing costs, through cash from operations, existing revolving credit facilities, new capital lease agreements, new bank loans or other financing arrangements.

Total interest bearing debt as of June 30, 2008 was SEK 31,855 million, excluding the debt in the VIEs, as compared with SEK 32,731 million as of December 31, 2007. Interest bearing debt in the VIEs as of June 30, 2008 was SEK 7,428 million as compared with SEK 8,021 million as of December 31, 2007. As of June 30, 2008, $315 million was utilized under the $1 billion revolving credit facility, of which $21 million was used for issuing of bank guarantees. As of December 31, 2007, a total of $574 million was outstanding under this facility, of which $21 million was used for issuing of bank guarantees. The utilization of the $350 million revolving credit facility, that has been entered into by Stena Royal S.a.r.l. (“Stena Royal”), a subsidiary in the unrestricted group, was as of June 30, 2008, $116 million compared to $109 million as of December 31, 2007.

The Company believes that, based on current levels of operating performance and anticipated market conditions, cash flow from operations, together with other available sources of funds, including refinancings, will be adequate to make required payments of principal and interest on outstanding debt, to permit proposed capital expenditures, including newbuildings and other vessel acquisitions, and to fund anticipated working capital requirements.

Stena AB and Consolidated Subsidiaries

OTHER FINANCIAL INFORMATION – RESTRICTED GROUP

We issued $200 million Senior Notes due 2012 in November, 2002, $175 million Senior Notes due 2013 in December, 2003 and $250 million Senior Notes due 2016 in November, 2004. For the year ended December 31, 2007, Restricted Group Data represents our selected consolidated financial information, excluding the real estate operations (other than one small property) and four subsidiaries, Stena Finanzverwaltungs AG, Stena Investment Luxembourg S.á.r.l. (‘‘Stena Investment’’), Stena Royal, and Stena Adactum AB (‘‘Adactum’’), whose activities consist primarily of investing in securities and in companies outside our traditional lines of business. Our real estate operations are conducted through various subsidiaries. For purposes of the indentures under which the Senior Notes were issued, the subsidiaries through which the property operations are conducted (other than one small property), together with Stena Finanzverwaltungs AG, Stena Investment, Stena Royal and Adactum, are designated unrestricted subsidiaries and, as a result, are not bound by the restrictive provisions of these indentures.

In February 2007, we purchased approximately $177 million of our Senior Notes due 2012 pursuant to a tender offer and consent solicitation. Also in February 2007, we completed an offering of €300 million of senior notes due 2017 and €102 million of Senior Notes due 2019. For purposes of the indentures pursuant to which these notes where issued, the subsidiaries mentioned above are also designated as unrestricted subsidiaries and, as a result, are not bound by the provisions of these indentures.

During 2008, we repurchased $18 million of our Senior Notes due 2013 and $43 million of our Senior Notes due 2016. As of June 30, 2008, there were $152.8 million of our Senior Notes due 2013 outstanding and $129 million of our Senior Notes due 2016 outstanding.

The following information is presented solely for the purpose of additional analysis for investors of the Company's results of operations and financial condition.

Amounts in U.S. dollars have been translated, solely for the convenience of the reader, at an exchange rate of $1.00 = SEK 6.0208, the noon buying rate on June 30, 2008.

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Income Statements – Restricted group

	Six month periods ended
	June 30, 2007	June 30, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
Revenues:
Ferry operations	4,348	4,727	785
Drilling	1,834	2,400	399
Shipping	2,027	2,000	332
Property	1	-
Other	2	1	-
Total revenues	8,212	9,128	1,516

Net gain on sales of assets	-	33	5
Total other income	-	33	5

Direct operating expenses:
Ferry operations	(3,009)	(3,481)	(578)
Drilling	(829)	(951)	(158)
Shipping	(1,592)	(1,599)	(266)
Property	-	(1)	-
Other	-	(8)	(1)
Total direct operating expenses	(5,430)	(6,040)	(1,003)

Selling and administrative expenses	(865)	(999)	(166)
Depreciation and amortization	(800)	(991)	(165)

Total operating expenses	(7,095)	(8,030)	(1,334)

Income from operations	1,117	1,131	187
Financial income and expense:
Dividends received	8	41	7
Gain (loss) on securities, net	133	724	120
Interest income	225	252	43
Interest expense	(365)	(341)	(57)
Foreign exchange gains (losses), net	17	89	15
Other financial income (expense), net	(125)	(40)	6)

Total financial income and expense	(107)	725	122

Income before taxes	1,010	1,856	309
Income taxes	(142)	(65)	(11)

Net income	868	1,791	298

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Balance Sheets – Restricted Group

	December 31, 2007	June 30, 2008
	(unaudited)
	SEK	SEK	$
ASSETS
Noncurrent assets:
Intangible assets	177	246	41
Tangible fixed assets:
Vessels	15,343	15,636	2,597
Construction in progress	5,537	7,007	1,164
Equipment	638	588	98
Ports	1,092	1,010	168
Property	133	258	43
Total tangible fixed assets	22,743	24,499	4,070
Financial fixed assets:
Marketable securities	610	1,084	180
Intercompany accounts, noncurrent	6,981	5,500	913
Other assets	6,912	8,325	1,383
Total noncurrent assets	37,423	39,654	6,587
Current assets:
Inventories	260	324	54
Trade debtors	2,061	2,301	382
Other receivables	2,756	2,806	466
Intercompany accounts, current	1,480	1,768	294
Prepaid expenses and accrued income	654	1,003	167
Short-term investments	2,559	1,872	311
Cash and cash equivalents	505	847	141
Total current assets	10,275	10,921	1,815

Total assets	47,698	50,575	8,402
SHAREHOLDERS´ EQUITY AND LIABILITIES
Shareholders’ equity:
Share Capital	5	5	1
Reserves	19,639	22,148	3,679
Total shareholders’ equity	19,644	22,153	3,680

Noncurrent liabilities:
Long-term debt	8,927	9,921	1,648
Senior notes	5,973	5,510	915
Capitalized lease obligations	2,307	1,576	262
Other noncurrent liabilities	828	816	136
Deferred income taxes	1,323	1,845	306
Pension liabilities	2,086	1,253	208
Other provisions	2,064	1,765	293
Total noncurrent liabilities	23,508	22,686	3,768
Current liabilities:
Short-term debt	758	540	90
Capitalized lease obligations	154	73	12
Trade accounts payable	569	826	137
Income tax payable	73	86	14
Other liabilities	241	329	55
Intercompany balances, current	2	-	-
Accrued costs and prepaid income	2,749	3,882	645
Total current liabilities	4,546	5,736	953

Total shareholders’ equity and liabilities	47,698	50,575	8,402

Stena AB and Consolidated Subsidiaries

Condensed Consolidated Statements of Cash Flow – Restricted Group

	Six month periods ended
	June 30, 2007	June 30, 2008
	(unaudited)
	SEK	SEK	$
	(in millions)
Net cash flows from operating activities:
Net income	868	1,791	298
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	800	991	165
Gain on sale of property, vessels and equipment	(2)	(33)	(5)
Gain on securities, net	(133)	(724)	(120)
Unrealized foreign exchange (gains) losses	61	31	5
Deferred income taxes	(27)	(14)	(2)
Other non cash items	62	(24)	(4)
Provision for pensions	(141)	(128)	(21)
Net cash flows from trading securities	(549)	225	37
Changes in working capital	262	1,434	237
Net cash provided by operating activities	1,201	3,549	590

Net cash flows from investing activities:
Purchase of intangible assets	(31)	(35)	(6)
Cash proceeds from sale of property, vessels and equipment	8	193	32
Capital expenditure on property, vessels and equipment	(3,025)	(3,846)	(639)
Purchase of subsidiaries, net of cash acquired		(55)	(9)
Proceeds from sale of securities	61	78	13
Purchase of securities	(124)	(560)	(93)
Other investing activities	23	(161)	(27)
Net cash used in investing activities	(3,088)	(4,386)	(729)

Net cash flows from financing activities:
Proceeds from issuance of debt	4,864	3,514	584
Principal payments on debt	(1,395)	(876)	(146)
Net change in borrowings on line-of-credit agreements	469	(2,521)	(419)
Principal payments on capital lease obligations	(19)	(543)	(90)
Net change in restricted cash accounts	(188)	215	36
Intercompany accounts	(385)	1,505	250
Dividends paid	(550)	(390)	(65)
Other financing activities	(20)	0	0
Net cash provided by financing activities	2,776	904	150

Effect of exchange rate changes on cash and cash equivalents	105	275	46

Net change in cash and cash equivalents	994	342	57

Cash and cash equivalents at beginning of period	657	505	84

Cash and cash equivalents at end of period	1,651	847	141

Stena AB and Consolidated Subsidiaries

Other data – Restricted Group

	Six month periods ended
	June 30, 2007	June 30, 2008
	SEK	SEK	$
		(in millions)
OTHER DATA:

Adjusted EBITDA	2,142	2,374	395

Adjusted EBITDA is defined as income from operations plus cash dividends received from affiliated companies, interest income, depreciation and amortization, minority interest and non-cash charges minus aggregate gains on vessel dispositions to the extent such gains exceed 25% of Adjusted EBITDA net of all such gains. Information concerning Adjusted EBITDA is included because it conforms with the definition of Consolidated Cash Flow in the indentures governing our Senior Notes. Adjusted EBITDA is not a measure in accordance with IFRS and should not be used as an alternative to cash flows or as a measure of liquidity and should be read in conjunction with the condensed consolidated statements of cash flows contained in our condensed consolidated financial statements included elsewhere herein.

The computation of Adjusted EBITDA and a reconciliation to net cash provided by operating activities is presented below:

	Six month periods ended
	June 30, 2007	June 30, 2008
	SEK	SEK	$
		(in millions)
Income from operations	1,117	1,131	187
Adjustments:
Interest income	225	252	43
Depreciation and amortization	800	991	165
Adjusted EBITDA	2,142	2,374	395
Adjustments:
Gain on sale of vessels	(2)	(33)	(5)
Net cash flows from trading securities	(549)	225	37
Interest expense	(365)	(341)	(57)
Unrealized foreign exchange (gains) losseses	61	31	5
Provisions for pensions	(141)	(128)	(21)
Other non cash items	62	(24)	(4)
Changes in working capitalt income	262	1,434	237
Other items	(269)	11	3
Net cash provided by operating activities	1,201	3,549	590